Monmouth Real Estate Investment Corporation

Juniper Business Plaza, Suite 3-D, 3499 Route 9 North
Freehold, New Jersey 07728
732-577-9996

August 18, 2015

VIA EDGAR AND VIA E-EMAIL

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Rahul Patel

Re:	Monmouth Real Estate Investment Corporation
Registration Statement on Form S-3 (File No. 333-206187)

Dear Mr. Patel:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Monmouth Real Estate Investment Corporation (the “Registrant”) hereby respectfully requests acceleration of effectiveness of the above-captioned Registration Statement to August 20, 2015 at 4:00 p.m., Eastern Time, or as soon as possible thereafter.

In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

(i)       should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)       the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and the accuracy of the disclosure in the filing; and

(iii)      the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Michael A. Leber of Venable LLP at (410) 244-7533 or mleber@venable.com with any questions you may have concerning this request.

Very truly yours,

/s/ Allison Nagelberg
Allison Nagelberg
General Counsel